MEMORANDUM

TO:	Michael Rosenberg Attorney-Adviser Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Insurance Legal
DATE:	August 29, 2022
SUBJECT:	Response to Comments for Post-Effective Amendments to Registration Statements filed on Form N-4 for File No. 333-252333 (Jackson Retirement Investment Annuity); Jackson National Separate Account - I of Jackson National Life Insurance Company; File No. 333-226897 (Elite Access Advisory II); Jackson National Separate Account - I of Jackson National Life Insurance Company; and File No. 333-217500 (Perspective Advisory II); Jackson National Separate Account - I of Jackson National Life Insurance Company

This memorandum is in response to the comments you provided via telephone on August 22, 2022 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to all post-effective amendments referenced above. Excerpted pages of the Statutory Prospectus for File No. 333-252333, marked to show the change discussed below, are attached and will be provided electronically. Page references in the responses are to the pdf page of the attached marked copy of the documents. A post-effective amendment to the above-referenced registration statements will subsequently be filed in response to the comments. Corresponding changes will be made to the supplements for File Nos. 333-226897 and 333-217500, as applicable.

General Comments on Contracts with the Advisory Fee From Contract Feature

1.For contract owners that take direct deduction of advisory fees from the contract prior to the effective date of this amendment, will they be automatically enrolled in the add-on benefit advisory fee withdrawal program? If not, please retain the prior disclosures about tax consequences of the deduction of advisory fees.

Response: The above-referenced disclosures regarding the tax consequences of the deduction of advisory fees were removed in response to a careful review of our existing administrative procedures and Private Letter Ruling (“PLR”) on advisory fee withdrawals. Removal of the disclosures was not related to the addition of the new Add-On Benefit Advisory Fee Withdrawal Program.

Registrant respectfully believes the prior disclosures were unnecessarily broad based on our administrative practices under our PLR. Corresponding updates have been made to the Tax section of the prospectus explicitly spelling out the terms of Jackson’s PLR, which correspond to our administrative rules for advisory fee withdrawals. The administrative rules are disclosed throughout relevant sections of the prospectus relating to advisory fee withdrawals. To the extent Jackson’s administrative rules are followed, the deduction of advisory fees will not be treated as a taxable distribution. As such, Registrant respectfully declines to retain the prior disclosures about the tax consequences of the deduction of advisory fees.

2.In the section titled “Principal Risks”, subsection titled “Deduction of Advisory Fees from Contract Value”, please add disclosure that deduction of advisory fees from contract value may also potentially reduce the Return of Premium death benefit and the amount of GMWB step-ups.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: The following disclosure has been added following the third sentence of the above-referenced subsection:

“Because deductions to pay advisory fees reduce your Contract Value, they may also negatively impact your Return of Premium add-on death benefit, which is equal to the greater of Contract Value or Premiums paid into your Contract (net of any applicable premium taxes and charges), reduced for withdrawals. Deductions to pay advisory fees may also reduce the step-ups available under the Jackson +Protect add-on benefit.” (p. 1)

In addition, the following disclosure was revised in the “Death Benefit” section of the prospectus, under the sub-subsection titled “Return of Premium Guaranteed Minimum Death Benefit” to clarify only the return of premium portion of the benefit base is protected from advisory fee withdrawals (italics added to identify revision):

“The direct deduction of advisory fees from Contract Value, made pursuant to our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program), are not considered withdrawals as described in your Return of Premium GMDB add-on benefit, and will not impact the Return of Premium portion of your GMDB Benefit Base. The payment of advisory fees from Contract Value, even pursuant to our rules, will always reduce Contract Value and the basic death benefit. For more information about the deduction of advisory fees from Contract Value, please see “Add- On Benefit Advisory Fee Withdrawal Program” beginning on page 38.” (p. 5)

In addition, the following disclosure was added to the “Jackson +Protect GMWB” subsection of the “Access to your Money” section of the prospectus, under the sub-subsection titled “Step-up”:

“PLEASE NOTE: The deduction of advisory fees pursuant to our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program) will always reduce Contract Value, and subsequently will reduce the value of step-ups under this add-on benefit.” (p. 4)

3.In the section titled “Benefits Available Under the Contracts”, in the column titled “Brief Description of Restrictions/Limitations” for the Return of Premium Guaranteed Minimum Death Benefit, you indicate that the deduction of advisory fees from Contract Value will not reduce the value of the Return of Premium death benefit. The staff feels this is not entirely accurate since the Return of Premium death benefit is the greater of Contract Value or Premiums, and the direct deduction of advisory fees will reduce Contract Value. Please revise accordingly.

Response: The above-referenced disclosure in the “Brief Description of Restrictions/Limitations” column for the Return of Premium Guaranteed Minimum Death Benefit has been revised as follows:

•“The deduction of advisory fees from Contract Value under the Add-On Benefit Advisory Fee Withdrawal Program will be capped at 1.25% of Contract Value annually.
•Because deductions to pay advisory fees reduce your Contract Value, they may also negatively impact your Return of Premium Death Benefit, which is equal to the greater of Contract Value or Premiums paid.” (p. 2)

4.In the subsection titled “Transaction Expenses”, sub-subsection titled “Advisory Fees”, under the sub-sub-subsection titled “Our Administrative Rules”, you indicate that advisory fees may not exceed an amount equal to an annual rate of 1.5%, but elsewhere you indicate that the fees may not exceed an amount equal to an annual rate of 1.25%. Please reconcile. This comment applies throughout the prospectus to disclosures regarding the annual limit.

Response: Under our standard administrative rules relating to advisory fee withdrawals, pursuant to our PLR, where no add-on benefits have been elected, we do not permit the deduction of advisory fees to exceed an annual rate of 1.5% of the Contract’s cash value. Under our new Add-On Benefit Advisory Fee Withdrawal Program, which is designed to permit advisory fee withdrawals while protecting certain
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

eligible add-on benefits, we cap advisory fee withdrawals at a lower annual rate of 1.25% of Contract Value. The above-referenced sub-subsection has been revised as follows to clarify this concept in the second sentence of the “Add-On Benefit Advisory Fee Withdrawal Program” sub-sub-subsection:

“Under this program, advisory fee deductions are capped at a lower annual rate than under our standard administrative rules, and will not be permitted to exceed an annual amount equal to an annual rate of 1.25% of Contract Value.” (p. 3)

Please contact me at (517) 331-4262 if you have any questions or require additional information.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Risks Affecting our Administration of Your Contract. We and our service providers and business partners are subject to certain risks, including those resulting from system failures, cybersecurity events, the coronavirus (COVID-19) pandemic and other pandemics and epidemics, and other disasters. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers and may materially impact our ability to administer the Contract (and to keep Contract owner information confidential). Add-On Benefits. You may never need or use certain features provided by the Contract. In that case, you may pay for a feature for which you never realize any benefits. Certain benefits are subject to conditions including waiting periods. You may die before you are able to access certain benefits under the Contract. Alternatively, you may not live long enough to receive enough benefit from the add-on benefits to exceed the amount of the fees you pay for those benefits. You may need to make early or excess withdrawals, which have the potential to substantially reduce or even terminate the benefits available under the Contract from the add-on benefits. The Investment Divisions may perform well enough that you may not need the guarantee that may otherwise be provided by the Contract or by one of the Contract’s add-on benefits available for an additional charge. Certain benefits may limit withdrawals or other rights under the Contract. If your Contract includes one of the add-on benefits, withdrawals will reduce the value of the benefits in proportion to the amount of the withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal. Conditions to Contract Benefits. Certain benefits under the Contract are contingent on several conditions being met. If those conditions are not met, you may not realize a benefit from the Contract or add-on benefit for which you have been charged a fee. Alternatives to the Contract. Other contracts or investments may provide more favorable returns or benefits than the Contract. Potentially Harmful Transfer Activity. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions. (See “Transfers and Frequent Transfer Restrictions—Restrictions on Transfers: Market Timing” for more information.) We cannot guarantee that these policies and procedures will be effective in detecting and preventing all transfer activity that could potentially disadvantage or hurt the rights or interests of other Owners. Fixed Account Option Rates. The rates we declare for the Fixed Account Options may be lower than you would find acceptable. Deduction of Advisory Fees from Contract Value. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) we will not report them as taxable distributions under your Contract; and (ii) any such deduction will not trigger a reduction in the value of any eligible add-on benefit you elected. It is important to note that deductions to pay advisory fees will always reduce the basic death benefit and your Contract Value, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including minimum withdrawal requirements and Market Value Adjustments. Because deductions to pay advisory fees reduce your Contract Value, they may also negatively impact your Return of Premium add-on death benefit, which is equal to the greater of Contract Value or Premiums paid into your Contract (net of any applicable premium taxes and charges), reduced for withdrawals. Deductions to pay advisory fees may also reduce the step-ups available under the Jackson +Protect add-on benefit. Advisory fees are in addition to Contract fees and expenses disclosed in this prospectus. This means if you take withdrawals to pay advisory fees and do not follow our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program) and/or elect an ineligible add-on benefit, all such withdrawals will be subject to any applicable income taxes and penalties and will reduce your add-on benefit(s). BENEFITS AVAILABLE UNDER THE CONTRACTS The following tables summarize information about the benefits available under the Contract. The current annual charges for the add- on benefits are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product- literature-3.html. For a list of historical add-on benefit charges, please see “Appendix F (Historical Add-On Benefit Charges).” 15

Basic Death Benefit (automatically included with the Contract) NAME OF BENEFIT PURPOSE MAXIMUM FEE BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS Basic Death Benefit Guarantees your beneficiaries will receive a benefit of at least your Contract Value on the date Jackson receives all required documentation from your Beneficiary. No additional charge • Withdrawals could significantly reduce the benefit. • Payment of advisory fees via direct deduction from Contract Value could significantly reduce the benefit. • Benefit terminates on annuitization. Add-On Death Benefits Available for a Fee NAME OF BENEFIT PURPOSE MAXIMUM FEE BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS Return of Premium Guaranteed Minimum Death Benefit Changes your basic death benefit during the accumulation phase of your Contract to the greater of: (i) Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or (ii) all Premiums paid into the Contract (net of any applicable premium taxes and charges), reduced for withdrawals (including any applicable adjustments) in proportion to the reduction in the Contract Value at the time of the withdrawal. Maximum: 0.40% (as a percentage of benefit base) • Withdrawals may significantly reduce the value of this Return of Premium Death Benefit. • Withdrawals may reduce the value of this benefit by more than the dollar amount of the withdrawal. • The deduction of advisory fees from Contract Value under the Add-On Benefit Advisory Fee Withdrawal Program will be capped at 1.25% of Contract Value annually, and will notannually. • Because deductions to pay advisory fees reduce your Contract Value, they may also negatively impact your Return of Premium Death Benefit, which is equal to the valuegreater of this benefit.Contract Value or Premiums paid. • On each fifth Contract Anniversary, the GMDB charge may be increased. • Ownership changes are allowed, but Covered Lives cannot be changed. 16 is the amount you could receive upon total withdrawal after all fees and adjustments have been assessed. You may terminate authorization for the direct deduction of advisory fees at any time by providing us with written notice of such termination. Add-On Benefit Advisory Fee Withdrawal Program. In addition to our administrative rules, if you have elected an eligible add-on benefit, you must also utilize the Add-On Benefit Advisory Fee Withdrawal Program. Under this program, advisory fee deductions are capped at a lower annual rate than under our standard administrative rules, and will not be permitted to exceed an annual amount equal to an annual rate of 1.25% of Contract Value. We discuss this program in detail later in this prospectus under “Add-On Benefit Advisory Fee Withdrawal Program” beginning on page 3838. If you take a withdrawal to pay advisory fees without setting up direct deduction of advisory fees from Contract Value under our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program, if applicable), your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic death benefit being reduced, we will reduce the value of any elected add-on benefit(s), and any such withdrawal will be subject to any applicable taxes and tax penalties. ANNUAL CONTRACT EXPENSES Core Contract Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Core Contract Charge. On an annual basis, this charge equals 0.40% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account. This charge is reduced to 0.35% if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million. If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the charge will be reinstated to 0.40%. This charge compensates us for our expenses associated with administration of the Contracts and the Separate Account, acquisition of business including marketing expenses, risks we assume in connection with the Contracts, and costs associated with providing Contract benefits. We pay the operating expenses of the Separate Account, including those not covered by the Core Contract Charge. Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses in addition to those covered by the Core Contract Charge. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon total withdrawal and generally is taken from the Investment Divisions and the Fixed Account based on the proportion their respective value bears to the Contract Value. We will not deduct this charge from the Fixed Account Options if the Fixed Account Minimum Value has been reached. We will not deduct this charge if the value of your Contract is $50,000 or more when the deduction is to be made. ADD-ON BENEFIT EXPENSES Jackson +Protect GMWB Charge. Jackson +Protect is a For Life Guaranteed Minimum Withdrawal Benefit with a step-up on each fifth Contract Anniversary. The charge for this GMWB begins when the add-on benefit is added to the Contract and is expressed as an annual percentage of the Guaranteed Withdrawal Balance (“GWB”). The percentage varies depending on which phase the Contract is in: the Deferral Period or the Withdrawal Period. A lower GMWB charge will apply during the Deferral Period, which begins on the effective date of this add-on benefit and lasts until the end of the Contract Quarter in which the first withdrawal is taken. The GMWB charge will increase once the Withdrawal Period begins. The Withdrawal Period and the higher associated GMWB charge begins at the start of the Contract Quarter immediately following the Contract Quarter in which the first withdrawal is taken, and lasts until the add-on benefit is terminated. The first withdrawal from the Contract after the effective date of this add- on benefit, even a one-time withdrawal, will trigger the beginning of the Withdrawal Period and increase the GMWB charge for this add-on benefit. Once the Withdrawal Period begins, the higher GMWB charge is in effect and subject to charge increases as outlined below, until the add-on benefit is terminated. For more information about the GWB and the different phases, please see “Jackson +Protect GMWB” beginning on page 32. The table below shows the maximum annual charge and maximum increase to the annual charge at one time, for Contracts during both the Deferral Period and the Withdrawal Period. Current annual charges are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product-literature-3.html. For a list of historical add-on benefit charges, please see “Appendix F (Historical Add-On Benefit Charges).” 20

◦ the Contract Value, subject to a $10 Million maximum; or ◦ the GWB prior to the step-up. • The GAWA equals the greater of: ◦ the GAWA% multiplied by the new GWB; or ◦ the GAWA prior to the step-up. PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value. PLEASE NOTE: The deduction of advisory fees pursuant to our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program) will always reduce Contract Value, and subsequently will reduce the value of step-ups under this add-on benefit The GWB can never be more than $10 million with a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation. GMWB Charge Increase. On each fifth Contract Anniversary, the GMWB charge may be increased. You will be notified in advance of a GMWB Charge increase and may elect to opt out of the charge increase and any future charge increases by forfeiting the automatic step-up provision and any other increases to the GWB and GAWA. Such election must be received in Good Order prior to the Contract Anniversary. Upon such election, no future Premiums will be allowed. While electing to discontinue these provisions will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate these provisions once they have been discontinued. Your election to opt out of GMWB charge increases does not apply to the Withdrawal Period GMWB charge percentage increase upon your first withdrawal after the effective date of this add-on benefit. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order. For more information, please see “Jackson +Protect GMWB Charge.” Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the death of any joint Owner) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Designated Life (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Designated Life (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. With each payment, the GWB is reduced by the amount of the payment until the GWB is depleted. The last payment will not exceed the remaining GWB at the time of payment. Subject to the Company’s approval, you may elect to receive payments more frequently than annually. However, the total of the payments made during any Contract Year may not exceed the GAWA. If you die, all rights under your Contract cease. No subsequent Premium payments will be accepted, all add-on benefits terminate without value, and no death benefit is payable, including the Return of Premium DB. Spousal Continuation. In the event of the Owner’s death (or any Owner’s death with joint Owners), the Beneficiary who is the Owner’s spouse may elect to: • Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary’s election to continue the Contract is in Good Order is called the Continuation Date.) ◦ Upon the Owner’s death, the For Life Guarantee is void. ◦ The GWB is only payable while there is value to it (until depleted). ◦ Step-ups will continue as permitted in accordance with the step-up rules above. ◦ Contract Anniversaries will continue to be based on the Contract’s Issue Date. 36

Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. The direct deduction of advisory fees from Contract Value, made pursuant to our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program), are not considered withdrawals as described in the Return of Premium Guaranteed Minimum Death Benefit. The payment of advisory fees from Contract Value, even pursuant to our rules, will always reduce Contract Value and the basic death benefit. For more information about the deduction of advisory fees from Contract Value, please see “Add- On Benefit Advisory Fee Withdrawal Program” beginning on page 38. Following are the calculations for the add-on death benefit. The following GMDB’s features are supplemented by the examples in “Appendix E (GMDB Prospectus Examples)”. Return of Premium Guaranteed Minimum Death Benefit (“Return of Premium GMDB”) changes your basic death benefit during the accumulation phase of your Contract to the greater of: (a) your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or (b) all Premiums paid into the Contract (net of any applicable premium taxes and charges), reduced for withdrawals (including any applicable charges and adjustments for such withdrawals) in proportion to the reduction in the Contract Value at the time of the withdrawal. The Return of Premium GMDB Benefit Base will be determined at the end of any Business Day, and is equal to all Premiums (net of any applicable Premium tax) paid into the Contract, reduced by any withdrawals (including any applicable adjustments for such withdrawals). All adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn reduce the death benefit in the same proportion that the Contract Value was reduced on the date of the withdrawal. The direct deduction of advisory fees from Contract Value, made pursuant to our administrative rules (including the Add-On Benefit Advisory Fee Withdrawal Program), are not considered withdrawals as described in your Return of Premium GMDB add-on benefit, and will not impact the Return of Premium portion of your Return of Premium GMDB Benefit Base. The payment of advisory fees from Contract Value, even pursuant to our rules, will always reduce Contract Value and the basic death benefit. For more information about the deduction of advisory fees from Contract Value, please see “Add- On Benefit Advisory Fee Withdrawal Program” beginning on page 38. Withdrawals may prematurely reduce the value of this Return of Premium Death Benefit. On each fifth Contract Anniversary, the GMDB charge may be increased. If you elect to opt out of the current charge increase and any future charge increases at the time an increase is announced, Premium payments subsequent to such election will not be allowed. For more information, please see “Death Benefit Charges”. Please note that if you elect this add-on death benefit, ownership changes are allowed, but Covered Lives cannot be changed. Under this GMDB, the original Owner and any joint Owner are the Covered Lives. If the Owner is a non-natural person, the Annuitant (and any joint Annuitant) named at election of the GMDB is a Covered Life. Unlike the basic death benefit, this add-on death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments. If the Income Date is before the Latest Income Date, then this add-on death benefit terminates and no death benefit is payable. However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to: (a) the GMDB Benefit Base on the Latest Income Date; less (b) the Contract Value on the Latest Income Date. If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of any Covered Life’s death is received by the Company in Good Order. If the Covered Life is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment. Payout Options. The basic death benefit and the add-on death benefit can be paid under one of the following payout options: • single lump-sum payment; 42